Rice Acquisition Corp. II
102 East Main Street, Second Story
Carnegie, Pennsylvania 15106

March 6, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Attention:	Beverly Singleton
Ernest Greene
Erin Donahue
Evan Ewing

Re:	Rice Acquisition Corp. II
Amendment No. 1 to Registration Statement on Form S-4
Filed on February 2, 2023
File No. 333-268975

Ladies and Gentlemen:

This letter sets forth the response of Rice Acquisition Corp. II (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 17, 2023, with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-4.

Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement on Form S-4 (the “Amended Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Amended Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 1 to Registration Statement on Form S-4

Expected Accounting Treatment

The Business Combination, page 21

1. Staff’s comment: We have reviewed your response, along with the revisions, made to prior comment 7. Your disclosures should also include a discussion of the intermediary entities in your VIE consolidation model. Please further expand here and on page 164 of the Unaudited Pro Forma Condensed Combined Financial Information to address the following, if not previously included:

•	that RONI Opco was structured as a variable interest entity ("VIE") upon its formation, with RONI determined to be its primary beneficiary for the reasons described in your response letter, such as RONI being the managing member and having decision making authority, the RONI Opco limited partners not having any kick-out rights nor substantive participating rights, etc.

•	describe the nature of RONI's initial investment interest in RONI Opco, and its ownership interest via holding any or all of the Class A Units and/or Class B Units of RONI Opco, before the Business Combination.

•	revise your organization diagrams on pages 13 and 14 to identify which entity is Net Power Operations LLC. We note in your response, you indicate that RONI Opco becomes Net Power Operations LLC.

•	disclose if RONI Opco will continue to be considered a VIE after the Business Combination.

•	disclose the formation dates of each of RONI Opco, Buyer, and Merger Sub and discuss whether they have any material assets, liabilities, revenues or operations.

•	further, disclose that based on the organization of the Up-C structure, you applied a bottoms-up approach to the consolidation of the various entities involved in the transaction, whereby NET Power, a previously unconsolidated entity and having no common control relationship with any of the entities involved, will ultimately be acquired by RONI Opco and the merger will be accounted for using purchase acquisition at fair value.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 13, 14, 21, 22, 120, 164, 171 and 172 of the Amended Registration Statement as requested.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2021, page 167

2. Staff’s comment: Refer to the Historical column for RONI. Please revise the weighted average shares outstanding and the related basic and diluted net loss per share data to agree with the historical December 31, 2021 statement of operations on page F-25.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 167 of the Amended Registration Statement as requested.

Comparative Share Information, page 179

3. Staff’s comment: Refer to the second paragraph on page 179. Please clarify that the weighted average shares outstanding and net earnings per share information reflect the Business Combination as if it occurred on January 1, 2021, the beginning of the earliest year presented. Your current disclosure states December 31, 2021.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 177 of the Amended Registration Statement as requested.

Index to Financial Statements, page F-1

4. Staff’s comment: Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the financial statements and disclosures throughout the Amended Registration Statement accordingly.

*****

We respectfully request the Staff’s assistance in reviewing the Amended Registration Statement as soon as possible. Please contact Matthew Pacey, P.C. or Lanchi Huynh of Kirkland & Ellis LLP at (713) 836-3786 or (214) 972-1673, respectively, with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

RICE ACQUISITION CORP. II

By:	/s/ J. Kyle Derham
Name:	J. Kyle Derham
Title:	Chief Executive Officer

Enclosures

cc:	Matthew Pacey, P.C. (Kirkland & Ellis LLP)

Lanchi Huynh (Kirkland & Ellis LLP)

Thomas R. Burton III, Esq. (Mintz Levin Cohn Ferris Glovsky & Popeo, P.C.)

Jeffrey P. Schultz, Esq. (Mintz Levin Cohn Ferris Glovsky & Popeo, P.C.)